SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

COMMISSION FILE NUMBER 0-22952

 CRYOPAK INDUSTRIES INC.
(Exact name of registrant as specified in its charter)

1053 DERWENT WAY, ANNACIS ISLAND,

DELTA, BRITISH COLUMBIA, CANADA V3M 5R4

(800) 877-2407

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

 COMMON STOCK, WITHOUT PAR VALUE
(Title of each class of securities covered by this Form)

N/A
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ X ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date:  281

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cryopak Industries Inc. has caused this Certification and Notice of Termination to be signed on its behalf by the undersigned duly authorized person.

Date:  June 15, 2005

CRYOPAK INDUSTRIES INC.

By:

“Martin Carsky”

Name:

Martin Carsky

Title:

Chief Executive Officer